MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2018

The following management’s discussion and analysis (“MD&A”), which is dated as of April 23, 2019, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the financial year of the Company ended December 31, 2018 (“fiscal 2018”) in comparison with those as at and for the financial years of the Company ended December 31, 2017 (“fiscal 2017”) and December 31, 2016 (“fiscal 2016”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2018, fiscal 2017 and fiscal 2016 (the “Annual Financial Statements”). As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey), the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; the Company's history of losses and expectation of future losses; and the other risks disclosed under the heading "Risk Factors" in the Company’s annual report on Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (which was the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017 and is currently evaluating new business opportunities.

As described in the going concern note to the Annual Financial Statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the “Liquidity and Capital Resources” section of this MD&A and the going concern note (note 1) in the Annual Financial Statements.

In November 2017, the Company closed a non-brokered private placement of 10,000,000 units of the Company at a price of Cdn$0.05 per unit for gross proceeds of Cdn$500,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. Directors and officers of the Company purchased 2,500,000 of the said units issued under the financing.

In June 2018, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.05 per Offered Share for gross proceeds of Cdn$400,000. Mr. Arnold T. Kondrat (who is Chief Executive Officer, President and a director of the Company) purchased all of the Offered Shares.

In October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$200,000. Directors and officers of the Company purchased 3,075,000 of the shares issued under this financing.

Subsequent to year end, on March 25, 2019, the Company announced a proposed non-brokered private placement of up to 6,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of up to Cdn$300,000. Directors and officers of the Company may purchase some or all of the said shares. Closing of this financing is subject to receipt of all the necessary approvals.

Results of Operations

For fiscal 2018, the Company reported a net loss of $40,742 ($0.00 per share), as compared to a net loss of $314,890 ($0.02 per share) and $274,424 ($0.02 per share) during fiscals 2017 and 2016, respectively. During fiscal 2018, variances in expenses occurred in the expense categories described below as compared to fiscal 2017.

Management and consulting fees
For fiscal 2018, the Company incurred $109,256 in management fees for Arnold T. Kondrat, who is a director and Chief Executive Officer and President of the Company, compared to $111,364 incurred during fiscal 2017 and $108,432 incurred during fiscal 2016. Other consulting fees for fiscal 2018 were $2,434 as compared to $nil for fiscals 2017 and 2016, respectively.

Professional fees
Professional fees slightly increased to $63,111 during fiscal 2018, compared to $62,871 during fiscal 2017 and $72,234 during fiscal 2016. Professional fees in 2018 were mainly related to legal fees as well as year-end audit and tax work in line with the level of activity during fiscal 2017 and 2016 as compared to fiscal 2018.

Canadian dollar common share purchase warrants
The gain on Canadian dollar common share purchase warrants was $308,342 during fiscal 2018 compared to a loss of $33,973 incurred during fiscal 2017 and a gain of $10,863 incurred during fiscal 2016. These changes are related to the fair value adjustments for the derivative instruments.

General and administrative
General and administrative expenses increased to $196,488 during fiscal 2018 compared to $79,927 during fiscal 2017 and $116,135 during fiscal 2016. The expense items listed below are included in general and administrative expenses:

Travel and promotional
The Company incurred travel and promotional expenses of $11,373 during fiscal 2018, compared to $20,079 incurred during fiscal 2017 and $720 incurred during fiscal 2016. The movements in travel and promotional expenses are in accordance with the Company seeking new business opportunities for the Company during fiscals 2018 and 2017.

Employee benefits
The Company employee benefits expense increased to $53,770 for fiscal 2018 from $15,852 during fiscal 2017, as compared to $62,967 for fiscal 2016, due to staff changes within the Canadian corporate and Turkish offices.

Other
Other general and administrative expenses incurred during fiscal 2018 include rent expense of $56,731 (2017 - $nil and 2016 – $21,574); other office expenses of $26,362 (2017 - $nil and 2016 - $4,633) and shareholder information expenses of $48,242 (2017 – $29,462 and 2016 – $26,329).

Foreign exchange loss / gain
The Company recorded a foreign exchange gain of $21,976 during fiscal 2018, compared to a foreign exchange loss of $13,681 during fiscal 2017 and a foreign exchange gain of $12,056 during fiscal 2016, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Selected Annual Information

The following financial data is derived from the Company’s Annual Financial Statements for each of the three most recently completed financial years. This data has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

	2018	2017	2016

Net loss from continuing operations	$ (40,569)	$ (301,859)	$ (274,337)
Net loss per share from continuing operations	(0.00)	(0.02)	(0.02)
Net loss	(40,742)	(314,890)	(274,424)
Net loss per share	(0.00)	(0.02)	(0.02)
Total assets	177,413	217,983	71,054
Total current liabilities	639,958	1,089,479	690,928
Total non-current liabilities	-	5,358	681

For fiscal 2018, the Company had a net loss from continuing operations of $40,569 compared to a net loss from continuing operations of $301,859 in fiscal 2017. The difference is mainly due to a fair value gain of $308,342 on common share purchase warrants for 2018, being offset by increased general and administrative expenses in 2018.

For fiscal 2018, the Company had a net loss from discontinued operation of $173 (with the discontinued operation relating to the Turkey operations), compared to a loss of $13,031 for fiscal 2017. The lower loss during fiscal 2018 was primarily due to the complete write down of the Turkey operations and thus minimal activity.

For fiscal 2017, the Company had a net loss from continuing operations of $301,859 compared to a net loss from continuing operations of $274,337 in fiscal 2016. The difference is mainly due to a fair value loss of $33,973 on common share purchase warrants for 2017, offset by reduced general and administrative expenses in 2017.

For fiscal 2017, the Company had a net loss from discontinued operation of $13,031 (with the discontinued operation relating to the Turkey operations), compared to a loss of $88 in fiscal 2016. The higher loss during fiscal 2017 was primarily due to a decrease in interest income partially offset by a decrease in operating expenses.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the first quarter of fiscal 2017 to the fourth quarter of fiscal 2018. This financial information has been prepared in accordance with US Generally Accepted Accounting Principles (“US GAAP”). The Company’s presentation and functional currency is the United States dollar.

	2018	2018	2018	2018
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net (loss) income from continuing operations	$ (85,728)	$ (84)	$ (98,625)	$ 143,868
Net (loss) income from continuing operations per share	$ (0.00)	$ (0.00)	$ (0.00)	$ 0.01
Net (loss) income	$ (85,901)	$ (84)	$ (98,625)	$ 143,868
Net (loss) income per share	$ (0.00)	$ (0.00)	$ (0.00)	$ 0.01

	2017	2017	2017	2017
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss from continuing operations	$ (153,116)	$ (53,350)	$ (55,878)	$ (39,515)
Net loss from continuing operations per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Net loss	$ (148,985)	$ (58,992)	$ (61,697)	$ (45,216)
Net loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

The Company reported a net loss of $85,728 during the fourth quarter of 2018 compared to a net loss of $84 during the third quarter of 2018. The increase in the net loss was mainly due to higher general and administrative expenses of $77,892 during the fourth quarter of 2018 compared to $23,795 during the third quarter of 2018.

The Company reported a net loss of $84 during the third quarter of 2018 compared to a net loss of $98,625 for the second quarter of 2018. The change in results was related mainly to a gain of $51,900 on the fair value adjustment of the common share purchase warrants for the third quarter of 2018 compared to a loss of $15,357 for such adjustment recorded during the second quarter of 2018.

The Company reported a net loss of $98,625 during the second quarter of 2018 compared to net income of $143,868 for the first quarter of 2018. The change in results was related mainly to a loss of $15,357 on the fair value adjustment of the common share purchase warrants for the second quarter of 2018 compared to a gain of $212,574 for such adjustment recorded during the first quarter of 2018.

The Company reported net income of $143,868 during the first quarter of 2018 compared to a net loss of $153,116 incurred during the fourth quarter of 2017. The net income was mainly due to a gain of $212,574 on the fair value adjustment of the common share purchase warrants recorded for the first quarter of 2018.

The Company reported a net loss of $153,116 during the fourth quarter of 2017 compared to a net loss of $53,350 incurred during the third quarter of 2017. The increase in net loss was mainly due to the recording of the fair value loss of $33,973 on common share purchase warrants issued during the quarter as well as to an increase in professional fees relating to year-end audit work.

The Company reported a net loss of $53,350 during the third quarter of 2017 compared to a net loss of $55,878 incurred during the second quarter of 2017. The decrease in net loss was mainly due to a decrease in professional fees which were $5,617 during the third quarter of 2017 compared to $13,223 during the second quarter of 2017. The decrease in professional fees was partially offset by an increase in general and administrative expenses which were $21,305 during the third quarter of 2017 compared to $18,446 incurred during the second quarter of 2017.

The Company reported a net loss of $55,878 during the second quarter of 2017 compared to a net loss of $39,515 incurred during the first quarter of 2017. The increase in net loss was partly due to an increase in professional fees which were $13,223 during the second quarter of 2017 compared to $4,869 during first quarter of 2017. The increase in net loss was also partly due to an increase in general and administrative expenses which were $18,446 during the second quarter of 2017 compared to $9,967 incurred during the first quarter of 2017.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at December 31, 2018 was $6,054 compared to $66,938 as at December 31, 2017. The decrease was due to operating expenses incurred during fiscal 2018.

In November 2017, the Company closed a non-brokered private placement of 10,000,000 units of the Company at a price of Cdn$0.05 per unit for gross proceeds of Cdn$500,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. Directors and officers of the Company purchased 2,500,000 of the said units issued under the financing.

In June 2018, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$400,000. Mr. Arnold T. Kondrat (who is Chief Executive Officer, President and a director of the Company) purchased all of the said shares.

In October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$200,000. Directors and officers of the Company purchased 3,075,000 of the shares issued under this financing.

Subsequent to year end, on March 25, 2019, the Company announced a proposed non-brokered private placement of up to 6,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of up to Cdn$300,000. Directors and officers of the Company may purchase some or all of the said shares. Closing of this financing is subject to receipt of all necessary approvals.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in any property held by it. There can be no assurance the Company would be successful in selling any such interest.

Exploration and Evaluation Expenditures

Due to the discontinuance of the Turkey operation in the fourth quarter of 2017, exploration and evaluation expenditures were substantially reduced to $173 for the year ended December 31, 2018. The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during fiscals 2018, 2017 and 2016 for the Karaburun project in Turkey;

	For the year	For the year	For the year
	ended December	ended December	ended December
	31, 2018	31, 2017	31, 2016
Expenses
Field camp expenses	-	-	25,654
Professional fees	-	2,149	2,494
General and administrative expenses	-	10,867	18,293
Impairments	173	295	-
Depreciation and amortization	-	24	10,408
Net operating loss	(173)	(13,335)	(56,849)
Other income	-	-	57,226
Foreign exchange (loss) gain	-	304	(465)
Net loss from discontinued operations	(173)	(13,031)	(88)

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0008 per share. As at April 23, 2019, the Company had outstanding 33,906,742 common shares, 5,000,000 common share purchase warrants and 93,750 stock options.

Related Party Transactions

As of December 31, 2018, an amount of $97,856 (December 31, 2017 - $243,207) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances.

As of December 31, 2018, an amount of $10,485 (December 31, 2017 – $10,485) was owed to Kuuhubb Inc. (formerly Delrand Resources Limited, “Kuuhubb”), a company with a common director, for the payment of general and administrative expenses by Kuuhubb.

As of December 31, 2018, an amount of $156,830 (December 31, 2017 - $145,325) was owed by Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

During fiscal 2018, the Company adopted new standards, interpretations, amendments and improvements of existing standards including:

Accounting Standard Update (“ASU”) No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This standard update did not have any material impact on the Company’s consolidated financial statements.

ASU No. 2017-09, “Compensation – Stock Compensation (Topic 718): scope modification accounting”. This new standard and change did not have any material impact on the Company’s consolidated financial statements.

Accounting Pronouncements Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2019. Updates that are not applicable or are not consequential to the Company have been excluded.

In June 2018, FASB issued ASU 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”. The amendments in this ASU expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606 Revenue from Contract with Customers. The Company is currently evaluating its impact on the consolidated financial statements.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements include the following:

Mineral properties and exploration costs

Exploration costs pertaining to any mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the year ended December 31, 2018.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to $nil as at December 31, 2018.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2018, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 7(c) of the Annual Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at December 31, 2018, all options previously granted have vested.

Fair value of financial instruments

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are remeasured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. For the years ended December 31, 2018, 2017 and 2016, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

At December 31, 2018, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations and comprehensive loss. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2018. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at December 31, 2018.

Canadian
Dollars
Cash	$7,351
Prepaids and advances	-
Accounts payable	(105,899)
Accrued liabilities	-
Total foreign currency working capital	(98,548)
US$ exchange rate at December 31, 2018	0.7330
Total foreign currency net working capital in US$	(72,236)
Impact of a 10% strengthening of the US$ on net loss	(7,224)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

Other Risks and Uncertainties

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (which was the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017, and is currently evaluating new business opportunities. As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.

While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms. Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction. The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant and which may also result in a change of control of the Company.

Reference is made to the Company's annual report on Form 20-F for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).